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Exhibit 3.3

CERTIFICATE OF AMENDMENT
to
RESTATED CERTIFICATE OF INCORPORATION OF
VANTAGEMED CORPORATION

        The undersigned, Steven E. Curd, the Chief Executive Officer of VantageMed Corporation, a Delaware corporation, hereby certifies:

          1.     The original Certificate of Incorporation of this Corporation was first filed with the Office of the Secretary of State of Delaware on April 9, 1997.

          2.     Article III of the corporation's Restated Certificate of Incorporation is hereby amended to read in its entirety as follows:

AUTHORIZED CAPITAL STOCK

        The total number of shares of capital stock which the Corporation has authority to issue is (i) forty million (40,000,000) shares of Common Stock, par value $0.001 per share (the "Common Stock"), and (ii) five million (5,000,000) shares of Preferred Stock, par value $0.001 per share (the "Preferred Stock"). The Board of Directors is authorized, subject to any limitations prescribed by law, to provide for the issuance of shares of Preferred Stock in Series and, by filing a certificate pursuant to the applicable law of the State of Delaware, to establish from time to time the number of shares to be included in each such series, and to fix the designation, powers, preferences and rights of the shares of each such Series and any qualifications, limitations or restrictions thereon. The number of authorized shares of Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the Common Stock without a vote of the holders of the Preferred Stock, or of any Series thereof, unless a vote of any such holders is required pursuant to the certificate or certificates establishing the Series of Preferred Stock.

I. COMMON STOCK

Section 1
Voting Rights

        The holders of shares of Common Stock shall be entitled to one vote for each share held with respect to all matters voted on by the stockholders of the Corporation.

Section 2
Liquidation Rights

        Upon any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation, the holders of Common Stock shall be entitled to receive that portion of the funds to be distributed based on the number of shares of Common Stock held by each of them.

Section 3
Dividends

        Dividends may be paid on the Common Stock as and when declared by the Board of Directors.

          3.     The following amendment has been approved by the Corporation's Board of Directors and stockholders and was duly adopted in accordance with the provisions of Section 228 and 242 of the General Corporation Law of the State of Delaware.

        IN WITNESS WHEREOF, this Certificate of Amendment to the Restated Certificate of Incorporation has been duly executed on behalf of the Corporation by its Chief Executive Officer as of the 31st day of May, 2005.

By:	/s/ STEVEN E. CURD Steven E. Curd, Chief Executive Officer

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  Exhibit 3.3
CERTIFICATE OF AMENDMENT to RESTATED CERTIFICATE OF INCORPORATION OF VANTAGEMED CORPORATION